UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for April, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__           Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____           No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____           No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _____           No __X__

Enclosures: SASOL LIMITED | UPDATE ON SASOL’S RESPONSE TO COVID-19

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:    JSE: SOLBE1
Sasol BEE Ordinary ISIN code:         ZAE000151817
(“Sasol” or “Company”)

UPDATE ON SASOL’S RESPONSE TO COVID-19

BACKGROUND

Shareholders are referred to Sasol’s SENS announcement issued on 31 March 2020.
In that announcement, Sasol stated it would continue to run its operations, in line with regulatory requirements applicable in the jurisdictions we operate in, to ensure uninterrupted supply of essential products such as fuels and chemicals in these jurisdictions. We reiterate that the COVID-19 pandemic is highly dynamic, and we will continue to update the market of any further impact on Sasol’s business.

A small number of Sasol employees have tested positive for COVID-19 and are receiving our full support. These were isolated cases and have not negatively impacted operations.

Sasol communicated a comprehensive response strategy on 17 March 2020 and substantial progress has been made with regards to its US$2billion cash conservation programme. While the Company has made substantial progress, it will also implement additional self-help management actions to mitigate further negative impacts of COVID-19 across its portfolio.

UPDATE ON OPERATIONS

In South Africa, the national COVID-19 lockdown has resulted in an unprecedented decline in fuel demand since coming into effect on Friday,
27 March 2020. Sasol and its partner in Natref, Total South Africa, decided to suspend the production at Natref with effect from Thursday, 9 April 2020 until further notice.

Given the steep decline in fuels demand, a decision was also made by Sasol to reduce daily production rates at our Secunda Synfuels Operations (SSO) by approximately 25% to meet the current market demand, while maintaining optimal inventory levels. We will maintain these production rates until further notice, while carefully monitoring the supply and demand balance. A further reduction in production rates may be required depending on further developments in the fuels market. All Sasol’s mines are continuing to operate notwithstanding the lower internal demand, resulting in the external coal purchases being significantly minimised, compared to what was previously planned for the remainder of this financial year.

Chemicals production will continue to be prioritised within the revised SSO operating parameters including this cutback scenario. Despite the suspension of production at the Natref refinery and lower production rates at SSO, the country’s current demand for fuels and chemicals, including sanitisers, will be met. The
Company will continue to monitor the chemicals demand as well as supply chain risks and will keep the market updated on developments.

Given these developments and the decline in demand, liquid fuels sales volumes are expected to be approximately 50 – 51 million barrels against the previously guided 57 – 58 million barrels for financial year 2020. Accordingly, Synfuels production volumes will be approximately 7,3 – 7,4 million tons against the previously guided range of 7,7 – 7,8 million tons. At this stage a similar reduction in Synfuels chemicals demand is not being experienced, and Sasol is prioritising supply of chemicals within South Africa as well as strong export demand.
More detail on production volumes and updated guidance will be provided in the
Company’s Q3 FY20 Business Performance Metrics report, to be released in
April 2020.

RESPONSE STRATEGY PROGRESS

As referenced earlier, the Company has made significant progress on the US$2 billion business self-help measures for financial years 2020 and 2021, which form the basis of the response strategy to the COVID-19 pandemic and oil price volatility.

Given the continued negative impact of COVID-19 on market demand and global macro-economic indicators, Sasol’s management team is in the process of proactively identifying further measures to provide an additional buffer against short term volatility.

Sasol has put in place governance structures to manage the situation appropriately and will take decisive action where necessary to respond to any further changes in markets. These additional measures will be communicated to the market once agreed with the various stakeholders.
Safeguarding the health and well-being of employees and providing essential products to customers and stakeholders remains the Company’s priority.
8 April 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, expectations regarding future cash flow, Sasol’s ability to meet its debt covenants, Sasol’s ability to achieve the cost savings or complete its asset disposal programme, the actions referred to herein intended to strengthen Sasol’s balance sheet and to maintain profitability at lower oil prices and business performance outlook. Words such as
“believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”,
“endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-
looking statements. You are accordingly advised to exercise caution when trading in the Company’s securities until such time the full details of the disposal and the rights offer are published. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 April 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary